Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

SilverCrest Metals Inc. (the "Company")

Suite 501, 570 Granville Street

Vancouver, British Columbia

Canada  V6C 3P1

Item 2. Date of Material Change

August 31, 2021

Item 3. News Release

News Release dated August 31, 2021 was disseminated through PR Newswire.

Item 4. Summary of Material Change

On August 31, 2021, the Company's Canadian subsidiary has completed the second scheduled drawdown of US$30 million on its previously announced US$120 million Project Financing Facility ("Credit Facility") with an affiliate of RK Mine Finance (see news release dated January 4, 2021).

Item 5.1 Full Description of Material Change

On August 31, 2021, the Company's Canadian subsidiary has completed the second scheduled drawdown of US$30 million on its previously announced Credit Facility with an affiliate of RK Mine Finance (see news release dated January 4, 2021).

The funds will be used towards the continued construction of the Company's Las Chispas Project located in Sonora, Mexico. At the end of H1, 2021, Las Chispas construction progress was at 33% compared to a scheduled completion of 28% and the Company anticipates reaching approximately 80% completion of construction by the end of 2021. To limit risk and enhance flexibility, SilverCrest expects to have drawn down 75% of the Credit Facility by the end of 2021, in-line with the agreed drawdown schedule. This will allow the Company to maintain availability of the remaining US$30 million through August 2022, during the planned H2, 2022 ramp-up of the plant.

As at August 31, 2021, the Company has cash and cash equivalent of approximately US$207 million and US$60 million remaining under its Credit Facility.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

September 7, 2021

FORWARD-LOOKING STATEMENTS

This material change report contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this material change report if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.